FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                For the Period 1 July 2003 to 30 September 2003

                          GRANITE MORTGAGES 03-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)


                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)


                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                              4 Royal Mint Court,
                           London EC3N 4HJ, England
                   (Address of principal executive offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                     GRANITE MORTGAGES 03-1 PLC


                                     By:         /s/ Clive Rakestrow
                                            ------------------------
                                     Name:  L.D.C. Securitisation Director No. 1
                                     Limited by its authorized person Clive
                                     Rakestrow for and on its behalf
                                     Title: Director
Date: 24 October 2003

                                     GRANITE FINANCE FUNDING LIMITED


                                     By:         /s/ Nigel Charles Bradley
                                            ------------------------------
                                     Name:  Nigel Charles Bradley
                                     Title: Director
Date: 24 October 2003

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By:         /s/ Richard Gough
                                            ----------------------
                                     Name:  Richard Gough
                                     Title: Director
Date: 24 October 2003

INVESTORS' QUARTERLY REPORT
---------------------------
GRANITE MORTGAGES 03-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 03-1 Plc,
Granite Finance Trustees Limited, and Granite Finance Funding Limited Period 1 July 2003 - 30 September 2003

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

--------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                                  197,330

Current Balance                                              (GBP)14,473,227,470

Last Months Closing Trust Assets                             (GBP)14,304,690,042

Funding share                                                (GBP)13,377,683,781

Funding Share Percentage                                            92.43%

Seller Share*                                                (GBP)1,095,543,689

Seller Share Percentage                                             7.57%

Minimum Seller Share (Amount)*                                (GBP)388,335,108

Minimum Seller Share (% of Total)                                   2.68%

Excess Spread last Quarter (% of Total) Annualised                  0.45%
--------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports


Arrears Analysis of Non Repossessed Mortgage Loans

----------------------------------------------------------------------------------------------------------------
                             Number          Principal ((GBP))         Arrears ((GBP))     By Principal (%)
< 1 Month                    194,673          14,300,318,123                0                   98.81%

> = 1 < 3 Months              2,137            142,533,727                797,320                0.98%

> = 3 < 6 Months               417              24,348,897                378,393                0.17%

> = 6 < 9 Months               79               4,669,840                 104,518                0.03%

> = 9 < 12 Months              17               1,033,620                 54,331                 0.01%

> = 12 Months                   7                323,263                  23,013                 0.00%

Total                        197,330          14,473,227,470             1,357,575             100.00%
----------------------------------------------------------------------------------------------------------------

Properties in Possession

--------------------------------------------------------------------------------
                           Number        Principal ((GBP))       Arrears ((GBP))

Total (since inception)      50           2,545,273                 101,911
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Properties in Possession                                                 22

Number Brought Forward                                                   20

Repossessed (Current Month)                                               2

Sold (since inception)                                                   28

Sold (current month)                                                      2

Sale Price / Last Loan Valuation                                        1.07

Average Time from Possession to Sale (days)                              116

Average Arrears at Sale                                              (GBP)1,988

Average Principal Loss (Since inception)*                             (GBP)586

Average Principal Loss (current month)**                              (GBP)838

MIG Claims Submitted                                                      7

MIG Claims Outstanding                                                    3

Average Time from Claim to Payment                                       56
--------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month


Substitution

--------------------------------------------------------------------------------
                                              Number         Principal ((GBP))

Substituted this period                       9,120          (GBP)749,996,189

Substituted to date (since 26 March 2001)    281,291        (GBP)21,158,382,835
--------------------------------------------------------------------------------

CPR Analysis

--------------------------------------------------------------------------------
                                              Monthly            Annualised

Current Month CPR Rate                         3.93%               38.12%

Previous Month CPR Rate                        4.45%               42.03%
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                        23.57

Weighted Average Remaining Term (by value) Years                    20.02

Average Loan Size                                                (GBP)73,345

Weighted Average LTV (by value)                                     74.75%

Weighted Average Indexed LTV (by value)                             61.33%
--------------------------------------------------------------------------------

Product Breakdown

--------------------------------------------------------------------------------
Fixed Rate (by balance)                                             50.13%

Together (by balance)                                               27.07%

Capped (by balance)                                                  2.49%

Variable (by balance)                                               19.52%

Tracker (by balance)                                                 0.79%

Total                                                               100.0%
--------------------------------------------------------------------------------


Geographic Analysis

-----------------------------------------------------------------------------------------------
                      Number          % of Total           Value ((GBP))        % of Total

East Anglia            4,551            2.31%             329,991,866              2.28%

East Midlands         16,127            8.17%            1,036,290,247             7.16%

Greater London        24,398            12.36%           2,835,324,851            19.59%

North                 28,160            14.27%           1,402,465,432             9.69%

North West            29,759            15.08%           1,742,588,627            12.04%

South East            31,294            15.86%           3,059,661,427            21.14%

South West            14,209            7.20%            1,130,366,875             7.81%

Wales                  9,604            4.87%             549,986,444              3.80%

West Midlands         14,927            7.56%            1,010,238,257             6.98%

Yorkshire             24,301            12.31%           1,376,413,442             9.51%

Total                 197,330            100%           14,473,327,470             100%
-----------------------------------------------------------------------------------------------

LTV Levels Breakdown

-----------------------------------------------------------------------------------------------
                                         Number          Value ((GBP))          % of Total

0% < 25%                                 5,996            235,915,238              1.63%

> = 25% < 50%                            23,154          1,583,382,025            10.94%

> = 50% < 60%                            15,137          1,238,916,831             8.56%

> = 60% < 65%                            8,778            758,402,359              5.24%

> = 65% < 70%                            10,269           903,135,634              6.24%

> = 70% < 75%                            16,718          1,359,045,449             9.39%

> = 75% < 80%                            13,957          1,293,915,476             8.94%

> = 80% < 85%                            14,810          1,201,286,180             8.30%

> = 85% < 90%                            33,184          2,252,049,754            15.56%

> = 90% < 95%                            40,731          2,783,220,872            19.23%

> = 95% < 100%                           14,454           856,820,986              5.92%

> = 100%                                  142              7,236,664               0.05%

Total                                   197,330         14,473,327,470            100.0%
-----------------------------------------------------------------------------------------------

Repayment Method

-----------------------------------------------------------------------------------------------
                                          Number          Value ((GBP))         % of Total

Endowment                                 34,126          2,383,757,034            16.47%

Interest Only                             14,290          1,596,408,020            11.03%

Pension Policy                             697             66,577,306               0.46%

Personal Equity Plan                      1,484            102,760,625              0.71%

Repayment                                146,733         10,323,824,484            71.33%

Total                                    197,330         14,473,327,470            100.00%
-----------------------------------------------------------------------------------------------

Employment Status

-----------------------------------------------------------------------------------------------
                                          Number           Value ((GBP))        % of Total

Full Time                                176,735         12,557,058,913            86.76%

Part Time                                 2,461            134,601,945              0.93%

Retired                                    480             15,920,660               0.11%

Self Employed                             15,733          1,678,905,987            11.60%

Other                                     1,921            86,839,965               0.60%

Total                                    197,330         14,473,327,470            100.00%
-----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                           5.49%

Effective Date of Change                                 1 August 2003
-----------------------------------------------------------------------------------------------

Notes         Granite Mortgages 03-1 plc

-----------------------------------------------------------------------------------------------------------
                       Outstanding              Rating            Reference Rate          Margin
                                           Moodys/S&P/Fitch
Series 1

A1                     $462,500,000           P-1/A-1+/F1+            1.09%              -0.01%

A2                    $1,225,000,000          Aaa/AAA/AAA             1.30%               0.19%

A3**                   $300,000,000           Aaa/AAA/AAA              N/A                0.40%

B                       $42,000,000            Aa3/AA/AA              1.54%               0.43%

C                       $56,000,000           Baa2/BBB/BBB            2.56%               1.45%

Series 2

A                    (euro)900,000,000         Aaa/AAA/AAA            2.37%               0.24%

B                     (euro)62,000,000          Aa3/AA/AA             2.56%               0.43%

C                     (euro)94,500,000         Baa2/BBB/BBB           3.58%               1.45%

Series 3

A                     (GBP)665,000,000         Aaa/AAA/AAA            3.65%               0.24%

B                      (GBP)31,000,000          Aa3/AA/AA             3.84%               0.43%

C                      (GBP)41,000,000         Baa2/BBB/BBB           4.86%               1.45%
-----------------------------------------------------------------------------------------------------------
** Reference rate is determined based on the avergae daily US Federal Funds rate and is calculated in arrears.

Credit Enhancement

-----------------------------------------------------------------------------------------------------------
                                                                                  % of Notes Outstanding

Class B Notes ((GBP)Equivalent)                                 (GBP)97,837,647            3.59%

Class C Notes ((GBP)Equivalent)                                 (GBP)137,914,263           5.06%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
                                                                                    % of Funding Share

Class B Notes ((GBP)Equivalent)                                 (GBP)97,837,647            0.73%

Class C Notes ((GBP)Equivalent)                                 (GBP)137,914,263           1.03%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Granite Mortgages 03-1 Reserve Fund Requirement                  (GBP)45,000,000           0.34%

Balance Brought Forward                                          (GBP)24,207,259           0.18%

Drawings last Quarter                                                (GBP)0                0.00%

Excess Spread last Quarter                                       (GBP)4,931,584            0.04%

Funding Reserve Fund Top-up this Period*                             (GBP)0                0.00%

Current Balance                                                  (GBP)29,138,843           0.22%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                          (GBP)23,315,837           0.17%

Funding Reserve %                                                       0.6%                NA
-----------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom.